news release

Zi Corporation Sells Its Minority Ownership Stake in Archer Education Group

Calgary, AB, March 30, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) ("Zi" or the "Company"), a leading provider of intelligent interface solutions for mobile devices, today announced the sale of the minority ownership stake held by Zi and one of its subsidiaries in privately-held Archer Education Group Inc., a Vancouver-based international education company ("Archer"), for CDN$736,800 in cash, or approximately US$629,300.

The book value of the Archer shares sold had previously been reduced to zero by Zi; therefore, the Company expects to record a gain on the sale in the first quarter of this year of approximately US$629,300.

Zic’s President and Chief Executive Officer Milos Djokovic said, "With the completion of this sale, we no longer have any ownership interest in Archer and the e-Learning business segment. The funds we received from this transaction will be combined with our other resources and invested in growing our core Zi Technology business, which we believe is well positioned to capitalize on the many near and longer-term opportunities we see in the expanding mobile handset and gaming markets worldwide."

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Intelligent Interface Solutions

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business/financial media)
len@allencaron.com
(949) 474-4300

Intelligent Interface Solutions